

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

John Rogers
Chief Financial Officer
SMITH & NEPHEW PLC
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

     Re: SMITH & NEPHEW PLC
          Form 20-F filed March 11, 2024
          File No. 001-14978

Dear John Rogers:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services